Exhibit 99.4

PCT LTD Announces Fiscal 2020 Results

April 15, 2021 – Little River, SC – PCT LTD (OTC:PCTL), reported financial results for the fiscal year ended December 31, 2020.

2020 Key Financial Highlights:

•	Revenues for the year ended December 31, 2020 increased 255% to $2.5 million, as compared to $708 thousand in fiscal 2019. The revenue increase in 2020 was due to the increased volume of fluids sold during the COVID-19 pandemic, the sale of fluid-producing equipment, licensing revenue from EPA sub-registrations, and placing equipment under the Company’s 2- and 3-year Systems Service Agreements during the year.

•	Net loss attributable to common stockholders decreased 43% to $8.1 million, as compared to $14.4 million in fiscal 2019. The net loss for 2020 was mainly due to more personnel, leased facilities, and higher accounting and legal expense, as well as continued development of next generation models(s) of the Company’s Annihilyzer® and other equipment.

Gary Grieco, PCTL’s Chairman and Chief Executive Officer stated, “I want to thank our partners and employees for their efforts to ensure the customers we serve and the communities where we have a presence throughout the globe, that our operations are in accordance with COVID-19 protocols. Throughout 2020, we expanded our business model while operating under the challenges posed by the COVID-19 pandemic. Our 2020 accomplishments, specifically the revenue increase, can be attributed to our sales and marketing efforts and our products meeting the unique needs of our customers.” Grieco further commented, “Although we fell short of our revenue goals, the Board is confident in the changes they are making to the business model and has voted to hire key personnel in the areas of Manufacturing and Sales & Marketing. The next 6 months will be all about supporting our Distributors and implementing policies and procedures to aggressively grow our topline and capture market share.”

Mr. Grieco continued, “As we focus on 2021 and beyond, we are experiencing opportunities in product lines and global distribution. Although we are competing with larger companies in many markets, our competitive advantage is that we are an environmentally-responsible company that has successfully increased installations in various markets while being less expensive. Quality, innovation, and value remain our guiding lights in this fast-paced expansion period. We continue to simplify how we do business, dramatically improving our execution and innovating faster than ever.”

“We are looking forward to the future as we carefully and strategically plan to expand our operations and meet the demand of our partners and customers. We believe that the heightened safety protocols to sanitize and disinfect surfaces in our Hospitals, Health Care Facilities and Schools will be enforced for an extended period. This demand will enable us to expand our current customer base as well as capture new customers through our competitive advantages in price and our products’ environmentally friendly properties. Additionally, we will be announcing the results of our oil and gas enhanced recovery study and an aggressive marketing campaign with our distributors to pursue the opportunities we see in that sector for our Hydrolyte and Catholyte products,” concluded Mr. Grieco.

About PCT LTD:

PCT LTD ("PCTL") focuses its business on acquiring, developing, and providing sustainable, environmentally responsible disinfecting, cleaning and tracking technologies. The Company acquires and holds rights to innovative products and technologies, which are commercialized through its wholly owned operating subsidiary, Paradigm Convergence Technologies Corporation (PCT Corp). The Company established entry into its target markets with commercially viable products in the United States and now continues to gain market share in the U.S. and U.K.

www.pctcorporation.com (Distributor-focused website)

www.para-con.com (PCT LTD, Investor-focused website)

www.pctcorphealth.com (Healthcare Market-focused website)

Forward-Looking Statements:

This press release contains "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward-looking statements."

Such statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those presently anticipated. Such statements involve risks and uncertainties, including but not limited to: PCTL's ability to raise sufficient funds to satisfy its working capital requirements; the ability of PCTL to execute its business plan; the anticipated results of business contracts with regard to revenue; and any other effects resulting from the information disclosed above; risks and effects of legal and administrative proceedings and government regulation; future financial and operational results; competition; general economic conditions; and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. Important factors that could cause actual results to differ materially from the forward-looking statements PCTL makes in this press release include market conditions and those set forth in reports or documents it files from time to time with the SEC. PCTL undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contact:
Andrew J. Barwicki
Investor Relations
Tel: 516-662-9461
Andrew@barwicki.com